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August 8, 2008

BY ELECTRONIC MAIL AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Daniel F. Duchovny, Esq.

Re:	Point Blank Solutions, Inc.
Additional Definitive Soliciting Materials filed by Steel Partners II
Filed July 21, 2008 File No. 000-07258

Dear Mr. Duchovny:

We acknowledge receipt of the letter of comment dated August 4, 2008 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Steel Partners II and provide the following supplemental response on its behalf.   Our responses are numbered to correspond to your comments.

Additional Definitive Soliciting Materials filed July 21, 2008

1.
Avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Disclose the factual foundation for such assertions or delete the statements.  In this regard, note that the factual foundation for such assertions must be reasonable.  Refer to Rule 14a-9.  We note your disclosure (i) referring to the Company’s delay of the annual meeting as a “banana republic-like maneuver,” (ii) that the company has used “deception” in its actions towards you, (iii) that the company’s postponement of the annual meeting “was designed to block the democratic process, limit accountability and further entrench the Board and management team,” (iv) that the company’s board “will say and do anything to entrench itself at the expense of its stockholders,” and (v) questioning whether the company was interested in disenfranchising stockholders.

We acknowledge your comments and will be guided accordingly in future statements.  On a supplemental basis, we provide the following support to the Staff for Steel Partners’ statements and beliefs referred to above.  With respect to Steel Partners’ reference to Point Blank’s delay of the annual meeting announced on April 8, 2008 as a “banana republic1 like maneuver,” we believe that the following information regarding Point Blank and its current Board provides the Committee with a reasonable factual basis for its belief and assertion:

[1] A banana republic describes a country whose government is primarily concerned with economics benefiting a colonial or corporate power, rather than values of democracy and social welfare.

August 8, 2008

•	Point Blank has not held an annual meeting or any other meeting at which stockholders have voted on directors for more than three years.
•	Six of the seven members of the Point Blank Board were appointed as directors and have never been elected by the stockholders.
•
Point Blank and Steel Partners were in the middle of negotiating a potential settlement to resolve the election contest when Point Blank suddenly announced on April 8, 2008 that it was delaying the annual meeting until August 19, 2008.

•	In the April 8 announcement, Point Blank improperly stated that Steel Partners had suggested and endorsed that Point Blank postpone the annual meeting.
•
During settlement discussions Steel Partners suggested that Point Blank should postpone the 2008 annual meeting only within the framework of a definitive settlement agreement that would include the immediate appointment of stockholder representatives to the board and the company’s immediate commencement of a sale process.

Based on the facts and circumstances described above, we believe Steel Partners had a factual foundation for its assertion that the announced delay of the annual meeting by Point Blank just two weeks ahead of the annual meeting date was a “banana republic-like maneuver,” or in other words that it was a unilateral decision by a controlling group that would holdup stockholders from exercising their right to vote on the very matter of whether that controlling group would continue to remain in control.  We also believe the above facts and circumstances support Steel Partners’ assertion that the Company’s postponement of the annual meeting and recent attempt to even further postpone “was designed to block the democratic process, limit accountability and further entrench the Board and management team.”

Steel Partners’ assertion that the Company has postponed the annual meeting to avoid a vote of stockholders and to maintain control of the Company is further supported by the following statements made by the Company, itself, in its Motion to Postpone the Annual Meeting filed with the Delaware Court on July 24, 2008:

•	“The Board’s concern is heightened by the fact that the outcome of the vote could be heavily influenced by two stockholders – plaintiff Steel Partners II, L.P. (“Steel”) and Brooks….”
•	“It is therefore highly likely that these parties will exercise a strong influence, if not control over, the vote….”
•	“Without a postponement, it is quite possible that Steel, with Brooks’ support, would take control of the Company on August 19 through its five Board nominees.”

August 8, 2008

With respect to Steel Partners’ statement that the Company has used “deception” in its actions towards Steel Partners, Steel Partners believes the Company deceived both its stockholders and Steel Partners by stating in its press release that “Steel Partners also suggested the Company postpone the Annual Meeting to initiate a strategic process.”  Steel Partners believes it was deceitful for Point Blank to take such a statement out of context, especially when it was made in connection with discussions that were clearly meant for settlement purposes only.  As mentioned above, Steel Partners suggested during settlement discussions that Point Blank should postpone the 2008 annual meeting only to the extent it is done within the framework of a definitive settlement agreement that would include the immediate appointment of stockholder representatives to the Board and the Company’s immediate commencement of a sale process.  This also formed the foundation for Steel’s belief that the Board “will say and do anything to entrench itself at the expense of its stockholders.”

In light of the fact that it has been more than three years since Point Blank stockholders last elected directors and that the Board has continued to delay and seek to further delay this year’s annual meeting date, we believe Steel Partners has a valid basis as well as a reasonable factual foundation for urging fellow stockholders to question the Board’s motives for not holding the annual meeting as scheduled.

2.
Note that each statement or assertion of opinion or belief must not only be clearly characterized as such, but must also have a reasonable factual basis.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  We note the following disclosure:

•
“The postponement was a unilateral stunt pulled by a Board in fear of losing an election contest and was designed to block the democratic process, limit accountability and further entrench the Board and management team.  This coupled with the Company’s false and disingenuous claims that we recommended and supported the postponement only confirmed for us what we have believed all along: This Board will say and do anything to entrench itself at the expense of its stockholders. The purported strategic review being facilitated by Wachovia Securities appears to be nothing short of an excuse to further delay the 2008 Annual Meeting and further entrench management. Ask yourself whether you believe this Board was truly serious about exploring alternatives to maximize stockholder value or whether the Board was more interested in disenfranchising stockholders?  We think the answer is obvious.”

We acknowledge your comment and will be guided accordingly in future statements.  We believe that the support provided in response to Comment #1 above on a supplemental basis also provides a reasonable factual basis for Steel Partners’ statements referenced here in Comment #2.

August 8, 2008

3.
We note your disclosure that “Steel Partners has a proven track record of taking actions that are in the best interest of all stockholders” and that your nominees “have track records of creating value in the defense sector.”  Please provide us with support for these assertions, including a balanced presentation of the historical actions of Steel Partners and its nominees that bore positive and negative results.  Also, confirm that in future soliciting materials containing these assertions, you will include this support.

We acknowledge your comment and will be guided accordingly in future statements. Steel Partners believes that the Company misrepresented Steel Partners’ involvement in Del Global Technologies Corp. in its letter to stockholders dated July 30, 2008.  On a supplemental basis, we provide the following support to the Staff for Steel Partners’ assertions regarding its track record of enhancing value of defense companies.  Steel Partners believes that the Company misrepresented Steel Partners’ involvement in Del Global Technologies Corp. in its letter to stockholders dated July 30, 2008.  The Company’s letter failed to mention the fact that Suzanne M. Hopgood, currently a director of Point Blank, was Chairman of Del Global from 2003 to 2005, during which time the Company suffered serious financial losses. They also hide the fact that Del Global has experienced a dramatic improvement in profitability and operations since Ms. Hopgood stepped down. The Company posted a $3.82 million profit in 2007, compared with a net loss of $15.82 in 2004, when Ms. Hopgood was Chairman.

AYDIN CORPORATION
•	August 10, 1998, Steel filed its initial Schedule 13D.
•	After more than two years of passive investment, Steel Partners lost confidence in the CEO and began a consent solicitation to remove the Board of Directors.
•	Formed the Full Value Committee with two other investors. Received 3 of 5 seats on the Board.
•	On October 5, 1998, Warren Lichtenstein, managing member of Steel Partners, was elected Chairman of the Board of Directors.
•	Aydin divested or closed non-core businesses netting $16 million, paid off Lockheed Martin arbitration case, sold excess real estate for over $6 million and reduced corporate overhead.
•	Steel Partners reconfigured management and promoted James Henderson from within.
•	March 1, 1999, Aydin announced a merger agreement with L-3 for $13.50 per share in cash (a 39% premium to market).

ECC INTERNATIONAL
•	October 19, 1998, Steel Partners filed its initial Schedule 13D.
•	Steel Partners owned approximately 29% of company.
•	November 10, 1999, Warren Lichtenstein and James Henderson elected to the Board of Directors.
•	May 2000, ECC Board of Directors hired Imperial Capital, LLC to explore alternatives to increase the value of the company.
•	August 2000, ECC Board of Directors authorized the repurchase of $3 million of ECC stock.
•
July 1, 2002, James Henderson of Steel Partners took over as interim President and CEO of ECC International, streamlining operations and outsourcing non-core activities, dealing with ECC’s excess real estate, as well as searching for a new CEO. Stock price was $ 3.10.

•	September 25, 2003, Cubic Corporation (AMEX:CUB) acquired the majority ownership of ECC, for $5.25 per share.

August 8, 2008

UNITED INDUSTRIAL CORP.
•	August 30, 1999, Steel Partners filed its initial Schedule 13D.
•	May 8, 2001, Warren Lichtenstein was elected to the Board of Directors.
•	April 8, 2002, UIC announced Wachovia Securities is exploring strategic alternatives.
•	July 26, 2002, UIC sold Transportation Business to NJ Transit Corp., Maryland Transit Administration and Alston Transportation for $19.2mm.
•	October 4, 2002, Glen Kassan of Steel Partners is elected to the Board of Directors.
•	August 21, 2003, Steel nominates P. Kelly and T. Corcoran for election to UIC BOD.
•	November 2003, $10mm repurchase plan set in place; additional $10mm approved.
•	March 2005, $25mm repurchase plan approved.
•	November 2005, $15mm repurchase plan approved.
•	February 13, 2006, UIC acquires allied Aerospace.
•	June 22, 2006, UIC acquires Aerosonde.
•	November 2006, $50mm repurchase plan approved.
•	May 2007, $100mm repurchase plan approved
•	October 9, 2007, Textron, Inc. acquires UIC for $1.1 billion.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Andrew Freedman
Andrew Freedman

Enclosure